Exhibit 11

North Fork Bancorporation, Inc.

COMPUTATION OF NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE
March 31, 2004
(unaudited)

	Three Months Ended
	March 31, 2004	March 31, 2003
Net Income	$102,518,601	$103,539,181
Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	148,269,027	153,929,220
Weighted Average Common Equivalent Shares	1,977,244	1,546,696

Weighted Average Common and Common Equivalent Shares	150,246,271	155,475,916

Net Income per Common Share - Basic	$0.69	$0.67
Net Income per Common and Common Equivalent Share - Diluted	$0.68	$0.67